UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            Marvel Enterprises, Inc.

                                (Name of Issuer)


                          Common Stock, $.01 par value

                     8% Cumulative Convertible Exchangeable
                         Preferred Stock, par value $.01

                         (Title of Class of Securities)

                           Common Stock - 57383M 10 8
                          Preferred Stock - 57383M 20 7
                                 (CUSIP Number)


                                November 1, 1999

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 /   /            Rule 13d-1(b)
                 / x /            Rule 13d-1(c)
                 /   /            Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP No.
         Common Stock -    57383M 10 8
         Preferred Stock - 57383M 20 7

1        NAME OF REPORTING PERSON
                 MHR INSTITUTIONAL PARTNERS LP

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) / /
3        SEC USE ONLY                                                        //

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5       SOLE VOTING POWER
                          COMMON STOCK:                     1,589,203/1/
                          PREFERRED STOCK:                  1,529,550

         6       SHARED VOTING POWER
                          0

         7       SOLE DISPOSITIVE POWER
                          COMMON STOCK:                     1,589,203/1/
                          PREFERRED STOCK:                  1,529,550


         8       SHARED DISPOSITIVE POWER
                          0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          COMMON STOCK:                     1,589,203/1/
                          PREFERRED STOCK:                  1,529,550


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                 //

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                          COMMON STOCK:                     4.53%
                          PREFERRED STOCK:                  8.69%


12       TYPE OF REPORTING PERSON*
                          PN


/1/ Includes 1,589,203 shares of Common Stock that the Reporting Person has the right to acquire upon conversion of 1,529,550 shares of the Issuer's 8% Convertible Exchangeable Preferred Stock (the "Preferred Stock") held by the Reporting Person.

                                  SCHEDULE 13G

CUSIP No.
         Common Stock -    57383M 10 8
         Preferred Stock - 57383M 20 7

1        NAME OF REPORTING PERSON
                 MHRM PARTNERS LP

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) / /
3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5       SOLE VOTING POWER
                          COMMON STOCK:                     168,831/2/
                          PREFERRED STOCK:                  162,494

         6       SHARED VOTING POWER
                          0

         7       SOLE DISPOSITIVE POWER
                          COMMON STOCK:                     168,831/2/
                          PREFERRED STOCK:                  162,494


         8       SHARED DISPOSITIVE POWER
                          0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          COMMON STOCK:                     168,831/2/
                          PREFERRED STOCK:                  162,494


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                 //

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                          COMMON STOCK:                     0.50%
                          PREFERRED STOCK:                  0.92%

12       TYPE OF REPORTING PERSON*
                          PN



/2/ Includes 168,831 shares of Common Stock that the Reporting Person has the right to acquire upon conversion of 162,494 shares of Preferred Stock held by the Reporting Person.

                                  SCHEDULE 13G

CUSIP No.
         Common Stock -    57383M 10 8
         Preferred Stock - 57383M 20 7

1        NAME OF REPORTING PERSON
                 MHR CAPITAL PARTNERS LP

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5       SOLE VOTING POWER
                          COMMON STOCK:                     317,127/3/
                          PREFERRED STOCK:                  227,234

         6       SHARED VOTING POWER
                          0

         7       SOLE DISPOSITIVE POWER
                          COMMON STOCK:                     317,127/3/
                          PREFERRED STOCK:                  227,234


         8       SHARED DISPOSITIVE POWER
                          0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          COMMON STOCK:                     317,127/3/
                          PREFERRED STOCK:                  227,234

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                 //

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                          COMMON STOCK:                     0.94%
                          PREFERRED STOCK:                  1.29%


12       TYPE OF REPORTING PERSON*
                          PN



/3/ Includes 236,096 shares of Common Stock that the Reporting Person has the right to acquire upon conversion of 227,234 shares of Preferred Stock held by the Reporting Person.

                                  SCHEDULE 13G

CUSIP No.
         Common Stock -    57383M 10 8
         Preferred Stock - 57383M 20 7

1        NAME OF REPORTING PERSON
                 MHR INSTITUTIONAL ADVISORS LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5       SOLE VOTING POWER
                          0

         6       SHARED VOTING POWER
                          COMMON STOCK:       1,758,034/4/    (See Item 4)
                          PREFERRED STOCK:    1,692,044       (See Item 4)

         7       SOLE DISPOSITIVE POWER
                          0


         8       SHARED DISPOSITIVE POWER
                          COMMON STOCK:       1,758,034/4/    (See Item 4)
                          PREFERRED STOCK:    1,692,044       (See Item 4)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          COMMON STOCK:       1,758,034/4/    (See Item 4)
                          PREFERRED STOCK:    1,692,044       (See Item 4)


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                 //

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          COMMON STOCK:                     4.98%
                          PREFERRED STOCK:                  9.62%

12       TYPE OF REPORTING PERSON*
                          OO



/4/ Includes 1,589,203 and 168,831 shares of Common Stock that MHR Institutional Partners LP and MHRM Partners LP, respectively, have the right to acquire upon conversion of the 1,529,550 and 162,494 shares of Preferred Stock held by each, respectively, which shares the Reporting Person may be deemed to be a beneficial owner of by reason of its position as general partner of each such entity. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of such shares.

                                  SCHEDULE 13G

CUSIP No.
         Common Stock -    57383M 10 8
         Preferred Stock - 57383M 20 7

1        NAME OF REPORTING PERSON
                 MHR ADVISORS LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5       SOLE VOTING POWER
                          0

         6       SHARED VOTING POWER
                          COMMON STOCK:       317,127/5/      (See Item 4)
                          PREFERRED STOCK:    227,234         (See Item 4)

         7       SOLE DISPOSITIVE POWER
                          0


         8       SHARED DISPOSITIVE POWER
                          COMMON STOCK:       317,127/5/      (See Item 4)
                          PREFERRED STOCK:    227,234         (See Item 4)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          COMMON STOCK:       317,127/5/      (See Item 4)
                          PREFERRED STOCK:    227,234         (See Item 4)


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                 //

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          COMMON STOCK:       0.94%
                          PREFERRED STOCK:    1.29%

12       TYPE OF REPORTING PERSON*
                          OO



/5/ Includes 236,096 shares of Common Stock that MHR Capital Partners LP has the right to acquire upon conversion of the 227,234 shares of Preferred Stock held by it which the Reporting Person may be deemed to be a beneficial owner of by reason of its position as general partner of MHR Capital Partners LP. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of such shares.

                                  SCHEDULE 13G

CUSIP No.
         Common Stock -    57383M 10 8
         Preferred Stock - 57383M 20 7

1        NAME OF REPORTING PERSON
                 Mark H. Rachesky, M.D.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                 USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5       SOLE VOTING POWER
                          0

         6       SHARED VOTING POWER
                          COMMON STOCK:       2,075,161/7/    (See Item 4)
                          PREFERRED STOCK:    1,919,278       (See Item 4)

         7       SOLE DISPOSITIVE POWER
                          0


         8       SHARED DISPOSITIVE POWER
                          COMMON STOCK:       2,075,161/7/    (See Item 4)
                          PREFERRED STOCK:    1,919,278       (See Item 4)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          COMMON STOCK:       2,075,161/2/    (See Item 4)
                          PREFERRED STOCK:    1,919,278/2/    (See Item 4)


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                 //

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          COMMON STOCK:       5.84%
                          PREFERRED STOCK:    10.91%

12       TYPE OF REPORTING PERSON*
                          OO



/6/ Includes 1,589,203, 168,831 and 236,096 shares of Common Stock that MHR Institutional Partners LP, MHRM Partners LP, and MHR Capital Partners LP, respectively, have the right to acquire upon conversion of the 1,529,550, 162,494 and 227,234 shares of Preferred Stock held by each, respectively, which shares the Reporting Person may be deemed to be a beneficial owner of by reason of his position as managing member of each of the general partners of such entities. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of such shares.

                                  SCHEDULE 13G


         This Statement on Schedule 13G relates to shares of common stock, par value $.01 per share (the "Common Stock") and the 8% Cumulative Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Marvel Enterprises, Inc., a Delaware corporation (the "Issuer").

ITEM 1

(a)      Name of Issuer: Marvel Enterprises, Inc. (f/k/a Toy Biz, Inc.)

(b)      Address of Issuers Principal Executive Offices:
                 387 Park Avenue South
                 New York, New York 10016


ITEM 2

(a) - (c)        The persons filing this statement (each, a "Reporting
                 Person" and collectively, the "Reporting Group") are: (i)
                 MHR Institutional Partners LP, a Delaware limited partnership ("Institutional Partners"); (ii) MHRM Partners
                 LP, a Delaware limited partnership ("MHRM"); (iii) MHR
                 Capital Partners LP, a Delaware limited partnership
                 ("Capital Partners"); (iv) MHR Institutional Advisors LLC, a Delaware limited liability company ("Institutional
                 Advisors") and the general partner of Institutional
                 Partners and MHRM; (v) MHR Advisors LLC, a Delaware limited liability company ("Advisors") and the general partner of Capital Partners; and (vi) Mark H. Rachesky,
                 M.D., the managing member of Institutional Advisors and Advisors. Each Reporting Person has an office at 40 West
                 57th Street, 33rd Floor, New York, New York, 10019.

(d)              Title of Class of Securities:  Common Stock, par value
                 $.01 per share

                 Title of Class of Securities: 8% Cumulative Convertible Exchangeable Preferred Stock, par value $.01 per share

(e)              CUSIP Number for Common Stock:    57383M 10 8
                 CUSIP Number for Preferred Stock: 57383M 20 7


ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)     /  /     Broker or Dealer registered under Section 15 of the
                          Act
         (b)     /  /     Bank as defined in Section 3(a)(6) of the Act
         (c)     /  /     Insurance company as defined in Section 3(a)(19) of
                          the Act
         (d)     /  /     Investment Company registered under Section 8 of the
                          Investment Company Act
         (e)     /  /     Investment Adviser registered under Section 203 of
                          the Investment Advisers Act of 1940
         (f)     /  /     Employee  Benefit  Plan,  Pension  Fund  which is
                          subject to the  provisions of the Employee  Retirement
                          Income  Security  Act of 1974 or Endowment  Fund;  see
                          Section
                          240.13d-1(b)(1)(ii)(F)
         (g)     /  /     Parent Holding Company, in accordance with Section
                          240.13d-1(b)(ii)(G)
         (h)     /  /     Group, in accordance with Section
                          240.13d-1(b)(1)(ii)(H)

ITEM 4           Ownership

         Institutional Partners currently owns 1,529,550 shares of Preferred Stock which represents 8.69% of the Preferred Stock outstanding (based upon 17,592,257 shares of Preferred Stock, which number was calculated based on the 52,184,538 shares of Common Stock stated to be outstanding as of June 30, 1999 by the Issuer in the Issuer's Form 10-Q for the quarter ended June 30, 1999 (the "10-Q"), assuming the conversion of all Preferred Stock) and which Institutional Partners has the right to convert into 1,589,203 shares of Common Stock, which represents 4.53% of the Common Stock outstanding (based upon the 33,532,159 shares of Common Stock stated to be outstanding as of June 30, 1999 by the Issuer in the 10-Q). Capital Partners owns 227,234 shares of Preferred Stock which represents 1.29% of the Preferred Stock outstanding and 81,031 shares of Common Stock. Capital Partners has the right to convert its shares of Preferred Stock into 236,096 shares of Common Stock which together with the shares of Common Stock held by Capital Partners represents 0.94% of the Common Stock outstanding. MHRM owns 162,494 shares of Preferred Stock which represents 0.92% of the Preferred Stock outstanding and which MHRM has the right to convert into 168,831 shares of Common Stock, which represents 0.50% of the Common Stock outstanding. Institutional Advisors may be deemed to be a beneficial owner of 1,529,550 shares of Preferred Stock and 162,494 shares of Preferred Stock held by Institutional Partners and MHRM, respectively, by reason of its position as general partner of each of Institutional Partners and MHRM. Pursuant to Rule 13d-4 promulgated under the Act, Institutional Advisors disclaims such beneficial ownership. Advisors may be deemed to be a beneficial owner of the 81,031 shares of Common Stock and 227,234 shares of Preferred Stock held by Capital Partners by reason of its position as general partner of Capital Partners. Pursuant to Rule 13d-4 promulgated under the Act, Advisors disclaims such beneficial ownership. Mark H. Rachesky, M.D. may be deemed to be a beneficial owner of (i) the 1,692,044 shares of Preferred Stock which Institutional Advisors may be deemed to be a beneficial owner of, and (ii) the 81,031 shares of Common Stock and 227,234 shares of Preferred Stock which Advisors may be deemed to be a beneficial owner of, by reason of his position as the managing member of Institutional Advisors and Advisors, respectively.
Pursuant to Rule 13d-4, Dr. Rachesky disclaims such beneficial ownership. Pursuant to Rule 13d-3 promulgated under the Act, the Reporting Group may be deemed to be a beneficial owner of an aggregate of 1,919,278 shares of Preferred Stock representing 10.91% of the Preferred Stock outstanding and 81,031 shares of Common Stock which, together with the 1,994,130 shares of Common Stock which the Reporting Group has the right to acquire upon conversion of the shares of Preferred Stock which the members of the Reporting Group may be deemed to be a beneficial owner of, represents 5.84% of the Common Stock outstanding.


         Each of Institutional Partners, MHRM and Capital Partners has the sole power to vote and dispose of all shares of Common Stock, if any, and Preferred Stock that it owns. Institutional Advisors is the general partner of Institutional Partners and MHRM. Therefore, Institutional Advisors may be deemed to be a beneficial owner of the 1,529,550 and 162,494 shares of Preferred Stock owned by Institutional Partners and MHRM, respectively, with the shared power with Institutional Partners and MHRM, respectively, to vote or direct the vote and the shared power with Institutional Partners and MHRM, respectively, to dispose or direct the disposition of, such shares. Advisors is the general partner of Capital Partners. Therefore Advisors may be deemed to be a beneficial owner of the 81,031 shares of Common Stock and 227,234 shares of Preferred Stock owned by Capital Advisors, with the shared power with Capital Partners to vote or direct the vote and the shared power with Capital Partners to dispose or direct the disposition, of such shares. Dr. Rachesky is the managing member of Institutional

Advisors and Advisors. Therefore, Dr. Rachesky may be deemed to be a beneficial owner of the (i) 1,692,044 shares of Preferred Stock which Institutional Partners may be deemed to be a beneficial owner of, and (ii) 81,031 shares of Common Stock and 227,234 shares of Preferred Stock which Advisors may be deemed to be a beneficial owner of, with the shared power with each of Institutional Partners, MHRM and Capital Partners, respectively, to vote or direct the vote and the shared power with each of Institutional Partners, MHRM and Capital Partners, respectively, to dispose or direct the disposition of, such shares.

         The filing of this statement on Schedule 13G shall not be construed as an admission that any member of the Reporting Group is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any of the shares of Preferred Stock or Common Stock owned by any other member of the Reporting Group. Pursuant to Rule 13d-4,each member of the Reporting Group disclaims all such beneficial ownership.




ITEM 5           Ownership of Five Percent or Less of a Class


                                 NOT APPLICABLE


ITEM 6           Ownership of More than Five Percent on Behalf of Another
                 Person

                                 NOT APPLICABLE


ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                                 NOT APPLICABLE


ITEM 8           Identification and Classification of Members of the Group

                 See Item 2

ITEM 9           Notice of Dissolution of Group

                                 NOT APPLICABLE


ITEM 10          Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits
--------

Exhibit 1 Joint filing Agreement dated November 10, 1999_ by and among MHR Institutional Partners LP, MHRM Partners LP, MHR Capital Partners LP, MHR Institutional Advisors LLC, MHR Advisors LLC and Mark H. Rachesky, M.D.

                                   SIGNATURES


                 After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated:   November 10, 1999

                                      MHR INSTITUTIONAL PARTNERS LP

                                      By: MHR Institutional Advisors LLC, its
                                              General Partner


                                      By: /s/ MARK H. RACHESKY
                                         ---------------------------------
                                              MARK H. RACHESKY, M.D.
                                              Managing Member


                                      MHRM PARTNERS LP

                                      By: MHR Institutional Advisors LLC, its
                                              General Partner


                                      By: /s/ MARK H. RACHESKY
                                         ---------------------------------
                                              MARK H. RACHESKY, M.D.
                                              Managing Member


                                      MHR CAPITAL PARTNERS LP

                                      By: MHR Advisors LLC, its General Partner


                                      By: /s/ MARK H. RACHESKY
                                         ---------------------------------
                                              MARK H. RACHESKY, M.D.
                                              Managing Member

                                      MHR INSTITUTIONAL ADVISORS LLC



                                      By:  /s/ MARK H. RACHESKY
                                         ----------------------------
                                              MARK H. RACHESKY, M.D.
                                              Manager Member


                                      MHR ADVISORS LLC


                                      By:  /s/ MARK H. RACHESKY
                                         ----------------------------
                                              MARK H. RACHESKY, M.D.
                                              Manager Member

                                              /s/ MARK H. RACHESKY
                                          -----------------------------
                                              MARK H. RACHESKY, M.D.